# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AleAnna, Inc., CIK 0001845123
CUSIP: 01444V103
Title of class of securities: Class A common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000908834-24-000286
Filed by CIK 0001175707

## Reporting persons
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 148,823; sole dispositive power 0; shared dispositive power 148,823; aggregate amount beneficially owned 148,823 (0.4% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 221,817; sole dispositive power 0; shared dispositive power 221,817; aggregate amount beneficially owned 221,817 (0.5% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 50,822; sole dispositive power 0; shared dispositive power 50,822; aggregate amount beneficially owned 50,822 (0.1% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,360; sole dispositive power 0; shared dispositive power 29,360; aggregate amount beneficially owned 29,360 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,839; sole dispositive power 0; shared dispositive power 35,839; aggregate amount beneficially owned 35,839 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 441,406; sole dispositive power 0; shared dispositive power 441,406; aggregate amount beneficially owned 441,406 (1.1% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,275; sole dispositive power 0; shared dispositive power 14,275; aggregate amount beneficially owned 14,275 (0% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 70,058; sole dispositive power 0; shared dispositive power 70,058; aggregate amount beneficially owned 70,058 (0.2% of the class)
- Farallon Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,000; sole dispositive power 0; shared dispositive power 56,000; aggregate amount beneficially owned 56,000 (0.1% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 942,342; sole dispositive power 0; shared dispositive power 942,342; aggregate amount beneficially owned 942,342 (2.3% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,839; sole dispositive power 0; shared dispositive power 35,839; aggregate amount beneficially owned 35,839 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 70,058; sole dispositive power 0; shared dispositive power 70,058; aggregate amount beneficially owned 70,058 (0.2% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Fried, Richard B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Patel, Rajiv A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Seybold, William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,068,400; sole dispositive power 0; shared dispositive power 1,068,400; aggregate amount beneficially owned 1,068,400 (2.6% of the class)

## Item 1. Issuer
Name of issuer: AleAnna, Inc.
Address of issuer's principal executive offices: 300 Crescent Court, Suite 1860, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants (as defined in Item 4);

(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(v) Four Crossings Institutional Partners, L.P., a Delaware limited partnership ("FCIP V"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants; and

(viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the "Farallon Funds."

(ix) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), which is the manager of the SPV (as defined in Item 4), with respect to the Shares held by the SPV.

(x) Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and (ii) the sole member of the FCIP V General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI and the Shares that each of the Farallon Funds other than F5MI currently has the right to acquire upon the exercise of Warrants.

(xi) Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the "FCIP V General Partner"), which is the general partner of FCIP V, with respect to the Shares held by FCIP V and the Shares that FCIP V currently has the right to acquire upon the exercise of Warrants.

(xii) Farallon F5 (GP), L.L.C., a Delaware limited liability company (the "F5MI General Partner"), which is the general partner of F5MI, with respect to the Shares held by F5MI and the Shares that F5MI currently has the right to acquire upon the exercise of Warrants.

(xiii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Management Company and the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, with respect to the Shares held by the Farallon Funds and the SPV and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Richard B. Fried ("Fried"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); William Seybold ("Seybold"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Fried, Gehani, Giauque, Kim, Linn, Luo, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

Effective January 1, 2025, Luo became a managing member of each of the Management Company and the Farallon General Partner and a manager of each of the FCIP V General Partner and the F5MI General Partner. Accordingly, as of that date, Luo may be deemed a beneficial owner of the Shares held by the Farallon Funds and the SPV and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The citizenship of each of the Farallon Funds, the Management Company, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date of this report, the Farallon Funds hold an aggregate of: (i) 22,400 Shares; and (ii) 990,000 Class A Common Stock Purchase Warrants (the "Warrants"), each of which currently is exercisable, pursuant to the terms thereof, to purchase one Share. Also as of the date hereof, an investment vehicle (the "SPV") that is managed by the Management Company holds 56,000 Shares.

The Shares and Warrants reported hereby for the Farallon Funds are held directly by the Farallon Funds. The Management Company, as the manager of the SPV, may be deemed to be a beneficial owner of the Shares held by the SPV. The Farallon General Partner, as the general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds other than F5MI and all such Shares that the Farallon Funds other than F5MI currently have the right to acquire upon the exercise of Warrants. The FCIP V General Partner, as the general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares held by FCIP V and all such Shares that FCIP V currently has the right to acquire upon the exercise of Warrants. The F5MI General Partner, as the general partner of F5MI, may be deemed to be a beneficial owner of all such Shares held by F5MI and all such Shares that F5MI currently has the right to acquire upon the exercise of Warrants. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Management Company and the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds and the SPV and all such Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants. Each of the Management Company, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (02/10/2025)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/10/2025)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (02/10/2025)
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (02/10/2025)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (02/10/2025)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (02/10/2025)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (02/10/2025)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn (02/10/2025)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/10/2025)